Alexander Capital, LP

17 State Street, 5th Floor

New York, NY 10004

March 29, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:       Expion360 Inc.

Registration Statement on Form S-1

File No. 333-262285

Dear Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, as representative of the underwriters of the proposed public offering of securities of Expion360 Inc. (the “Company”), hereby join the Company’s request that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated so that it will be declared effective at 5:30 p.m., Eastern Time, on Thursday, March 31, 2022, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Pursuant to Rule 460 under the Securities Act, we, as representative of the underwriters, wish to advise you that there will be distributed to each underwriter, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advises that it has complied and will continue to comply, and that it has been informed by the participating underwriters that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Alexander Capital, LP

By: /s/ Chris Carlin

Name: Chris Carlin

Title: Head of Global Equity Capital Markets

Expion360, Inc.

2025 SW Deerhound Avenue

Redmon, OR 97756

March 29, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:       Expion360 Inc.

Registration Statement on Form S-1

File No. 333-262285

Dear Ladies and Gentlemen:

On behalf of Expion360, Inc. (the “Company”), and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we hereby request that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated so that it will be declared effective at 5:30 p.m., Eastern Time, on Thursday, March 31, 2022, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. By separate letter, the underwriter of the offering of the securities being registered join in this request for acceleration.

Please do not hesitate to contact Dane Johansen of Parr Brown Gee & Loveless at 801 257-7935 with any questions or comments with respect to this letter.

The Company hereby acknowledges that:

·	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement; and

·	The Company may not assert the Commission’s comments or the declaration of the Registration Statement’s effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Expion360, Inc.

By: /s/ John Yozamp

Name: John Yozamp

Title: Chief Executive Officer